Goodwin Procter LLP Counsellors at Law 901 New York Avenue, N.W. Washington, D.C. 20001	T: 202.346.4000 F: 202.346.4444 goodwinprocter.com

September 10, 2009

VIA EDGAR

Laura E. Hatch, Esq.

Securities and Exchange Commission

100 F Street, NE

Mail Stop 4720

Washington, DC 20549

Re:	Columbia Funds Series Trust (the “Trust”)

File Nos. 333-89661 and 811-09645

Dear Ms. Hatch:

We are writing to respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed in a telephone conversation on August 26, 2009 with respect to Post-Effective Amendment No. 76 (the “Amendment”) to the Registration Statement for Columbia Funds Series Trust (the “Registrant”) on Form N-1A relating to Columbia Multi-Advisor International Equity Fund (the “Fund”), filed with the Commission on July 10, 2009, pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended.

For convenience of reference, we have summarized each of the comments below, each of which is followed by our response.

1.	Comment: With respect to the prospectuses for the Fund in the section entitled “Principal Investment Strategies,” please indicate the specific types of equity securities in which the Fund invests.

Response: The Registrant has revised the referenced disclosure to provide as follows:

Under normal circumstances, the Fund invests at least 80% of its net assets in equity securities (including common stock and preferred stock) of established companies located in at least three countries other than the United States, including emerging market countries.

2.

Comment: With respect to the prospectuses for the Fund in the section entitled “Principal Investment Strategies,” please provide further disclosure regarding the aspects of “top-down” and “bottom-up” investing.

Securities and Exchange Commission

Via EDGAR

Response: The Registrant has revised the referenced disclosure to provide as follows:

Marsico combines “top-down” macroeconomic analysis with “bottom-up” stock selection ~~that focuses primarily on investing in securities with earnings growth potential that may not be realized by other investors~~.

The “top-down” approach may take into consideration macroeconomic factors such as, without limitation, interest rates, inflation, demographics, the regulatory environment and the global competitive landscape. In addition, Marsico also may examine other factors that may include, without limitation, the most attractive global investment opportunities, industry consolidation, and the sustainability of financial trends observed. As a result of the “top-down” analysis, Marsico seeks to identify sectors, industries and companies that may benefit from the overall trends Marsico has observed.

Marsico then looks for individual companies or securities with earnings growth potential that may not be recognized by the market at large. In determining whether a particular company or security may be a suitable investment, Marsico may focus on any of a number of different attributes that may include, without limitation, the company’s specific market expertise or dominance; its franchise durability and pricing power; solid fundamentals (e.g., a strong balance sheet, improving returns on equity, the ability to generate free cash flow, apparent use of conservative accounting standards and transparent financial disclosure); strong and ethical management; commitment to shareholder interests; reasonable valuations in the context of projected growth rates; and other indications that a company or security may be an attractive investment prospect. This process is called “bottom-up” stock selection.

The Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Amendment. The Registrant acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Amendment. The Registrant further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

Via EDGAR

We hope that the foregoing responses adequately address the comments. Should you have any further questions or comments or require additional information, please do not hesitate to contact me at 202-346-4515.

Sincerely,

/s/ Robert M. Kurucza

Robert M. Kurucza

cc:      Peter T. Fariel, Esq.